ARKEMA

RECEIVED

2008 MAR 21 A 9:20

Colombes, 12 March 2008

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

[redacted]

08001373

Rule 12g3-2(b) Exemption
File No. 082-34965

SUPPL

PROCESSED
MAR 2 5 2008
THOMSON
FINANCIAL

Dear Sir or Madam,

Enclosed is information ARKEMA :

• made or is required to make public under French law;

• filed or is required to file with and which is made public by Euronext Paris; or

• distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended ***(the Exchange Act)***, with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Siège social : ARKEMA - 4-8, cours Michelet - 92800 Puteaux (France)
Société anonyme au capital de 520 868 634 euros
445 074 685 RCS Nanterre - TVA Fr 32 319 632 790

www.arkemagroup.com

ARKEMA

Enclosed documents

- Press release : “ Proposed agreement between Arkema and Sumitomo Seika in Superabsorbents “

ARKEMA
The world is our inspiration

Press release

Communiqué de presse

Colombes, March 10th 2008

Proposed agreement between Arkema and Sumitomo Seika in Superabsorbents

Arkema today presented to the Central Works Council a proposed agreement with Japanese company Sumitomo Seika for the sale to Sumitomo Seika of its business in superabsorbent polymers which will be toll-manufactured by Arkema on its Carling industrial site.

The world's 4th and Asia's 2nd leading producer, with two production plants, in Singapore and in Japan, with a total capacity of 140,000 tons per year, Sumitomo Seika ranks among the main superabsorbent polymer (SAP) players. Arkema has a single production plant, in Carling (France / Moselle), with a 15,000 ton/year capacity, generating annual sales of around €20m.

The acquisition by Sumitomo Seika of the SAP business from Arkema offers a genuine opportunity to develop this activity and strengthen the Arkema Carling plant which will toll-manufacture them:

- through Sumitomo Seika's ranking in SAP markets as well as its know-how in the development of these products
- through Arkema's industrial expertise and the quality of its production teams.

The proposed agreement includes a long-term contract for the supply of acrylic acid produced on the Carling site. It should therefore help consolidate Arkema's Acrylics business by bolstering a direct downstream activity.

The deal, which should become effective on April 1st 2008, is subject to the legal information and consultation procedure with the Arkema France works council.

A global chemical player, Arkema consists of 3 coherent and related business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 15,200 employees, Arkema achieves sales of 5.7 billion euros. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, Arkema holds leadership positions in its principal markets.

Investor Relations:

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

Press Contacts:

Jacques Badaroux	Tel. : +33 1 49 00 71 34	E-mail : jacques.badaroux@arkema.com
Sybille Chaix	Tel. : +33 1 49 00 70 30	E-mail : sybille.chaix@arkema.com

END